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EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

						Six Months Ended June 30,
	Year Ended December 31,
(in thousands, except ratios)
	1999	2000	2001	2002	2003	2003	2004
Fixed Charges
Interest expensed and capitalized	14,271	24,898	21,965	17,014	20,029	10,193	11,680
Amortization of deferred financing costs	4	16	12	40	309	143	139
Interest portion of rental expense (1)	2,170	3,222	3,719	4,367	4,741	2,297	2,481
Total Fixed Charges	16,445	28,136	25,696	21,421	25,079	12,633	14,300
Earnings Available for Fixed Charges
Income before provision for income taxes	29,161	38,153	34,378	52,841	59,198	21,455	30,045
Fixed charges	16,445	28,136	25,696	21,421	25,079	12,633	14,300
Capitalized interest	—	(754)	(779)	(295)	(260)	(166)	(183)
Total Earning Available for Fixed Charges	45,606	65,535	59,295	73,967	84,017	33,922	44,162
Ratios of Earnings to Fixed Charges	2.77	2.33	2.31	3.45	3.35	2.69	3.09

(1)
Management has estimated the interest portion of rental expense at 24.6 percent of rental expense.

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  EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges